January 27, 2015

VIA EDGAR AND OVERNIGHT

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn:       Sonia Gupta Barros, Assistant Director
Erin E. Martin, Senior Counsel

Re:	Aina Le’a, Inc.
Registration Statement on Form S-1
CIK No. 0001554923

Dear Ms. Barros:

Aina Le’a, Inc., a Delaware corporation (the “Company”), is publicly filing today via EDGAR the initial filing (the “Initial Filing”) of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), including the exhibits indicated therein.  We are providing to the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission six copies of the Initial Filing and the exhibits filed therewith, five copies of which have been marked to show the changes from Amendment No. 1 to the draft Registration Statement confidentially submitted to the Staff via EDGAR on October 29, 2014.

On behalf of the Company, this letter responds to the comments of the Staff concerning the Registration Statement, as set forth in the letter dated November 24, 2014 (the “Comment Letter”) addressed to Mr. Robert J. Wessels of the Company.  For your convenience, we have repeated your comments and provided the response of the Company in bold.  Please note that references to page numbers refer to the pages in the marked version of the Initial Filing.

General

1.
We note your response to comment 2 in our letter dated September 12, 2014 that you do not intend to use any graphics, including logos.  Your disclosure on page 4 indicates that there is a design logo and mark for “Aina Le’a” that will appear in this prospectus.  Please revise or advise.

The Company has revised to remove the reference to a design logo and mark for “Aina Le’a” (pages 4 and 42) as requested.

2.
We note your response to comment 7 in our letter dated September 12, 2014.  Please revise to clarify what rights a “deeded fractional interest in a designated percentage” of one of the townhomes in development provides to an investor.  In addition, please clarify the number of ULF holders and ULFs currently outstanding.

The Company respectfully advises the Staff that when an Undivided Land Fraction (“ULF”) is sold to a buyer (“ULF holder”) pursuant to a Purchase and Sale Contract for Undivided Land Fraction & Beneficial Interest (“Sales Contract”), a Warranty Deed is recorded with the State of Hawaii Bureau of Conveyances, which designates a percentage of interest in the ULF holder’s name in certain land to be developed in Waikoloa, South Kohala, Hawaii (the “Trust Property”).  Pursuant to the terms of the Sales Contract, the fractional interest represented by a Warranty Deed is simultaneously conveyed to a land trust (the “Trust”).  When such transfer occurs, the fractional interest is converted to a beneficial interest in the Trust, and the ULF holder becomes a beneficial interest owner of the Trust, with rights in the possession, earnings, profits and proceeds arising from the sale, mortgage or other disposition of the Trust Property.

The Company respectfully advises the Staff that currently, the total number of ULF holders is 153, consisting of Ho’olei Villages (145) and Whale’s Point (8), and the total number of ULFs outstanding is 457, consisting of Ho’olei Villages (435) and Whale’s Point (22).  Furthermore, 592 ULF holders for Lulana Gardens, representing 2,441 ULFs, have conveyed their interest in the Warranty Deed to the Trust in exchange for a beneficial interest in the Trust, and therefore, the ULF holders for Lulana Gardens and their 2,441 ULFs are no longer considered “ULF holders” or “ULFs,” respectively.

U.S. Securities and Exchange Commission
January 27, 2015

It is contemplated that the Company will either repurchase the fractional interest directly from the outstanding ULF holders, or upon completion of Aina Le’a Trust No. 2 (“Trust No. 2”) such ULF holders will convey their interest in the Warranty Deed to Trust No. 2 in exchange for a beneficial interest as required in the Sales Contract executed by each ULF holder.

3.
We note your response to comment 9 in our letter dated September 12, 2014.  Please provide an analysis as to why you believe a ULF is not a “security” as defined in Section 2(a)(1) of the Securities Act.

The Company respectfully advises the Staff that the Company, upon careful analysis, believes that ULFs are securities as defined in Section 2(a)(1) of the Securities Act.  However, even if ULFs are considered securities, the Company’s offer and sale of the ULFs was a Regulation S offering because (i) the offer or sale was made in an “offshore transaction” and (ii) no “directed selling efforts” were made in the United States (17 C.F.R. 230.901-905).  With respect to the first requirement, the Company’s offer of ULFs was made solely to non-U.S. citizens outside of the United States.  With respect to the second requirement, the Company’s offer of ULFs did not condition the U.S. market for such securities (e.g., no advertising or promoting in the United States took place).

The Company acknowledges that there are additional conditions and restrictions applicable to a Regulation S offering depending on the level of risk that securities in a particular type of transaction will flow back into the United States.  However, the Company respectfully advises the Staff that it is unnecessary to provide further analysis since there was no risk of the ULFs flowing back to the United States.  As discussed above in Response No. 2, when a ULF is sold to a buyer pursuant to a purchase and sale contract, a Warranty Deed is recorded with the State of Hawaii Bureau of Conveyances, which designates a percentage of interest in the ULF holder’s name in certain land to be developed in Waikoloa, South Kohala, Hawaii (the “Trust Property”).  Subsequently, the ULF holder, in accordance with the terms of the Sales Contract, transfers the percentage of land held by the Warranty Deed into the Trust, and when such transfer occurs, the ULF holder becomes a beneficial owner of the Trust.

As of the date of this letter, 987 of these ULF holders, representing fractional interests totaling 4,142 ULFs in the Lulana Gardens, have conveyed their respective interest in the warranty deeds to the Trust in exchange for a beneficial interest in the Trust.  153 ULF holders representing 457 ULFs (for Ho’olei Villages and Whale’s Point) continue to hold their interest by way of warranty deed, but these ULF holders upon completion of Trust No. 2 will contribute their warranty deeds to the trust in exchange for a beneficial interest in the trust in accordance with the terms of the Sales Contract executed by each ULF holder.

Additionally, in March 31, 2013, the Company consummated a private offering of the Company’s common stock to holders of these beneficial interests in the Trust in exchange for their beneficial trust interests.  The purchase price for the beneficial trust interests was a combination of cash and the Company’s common stock; specifically, the Company exchanged 2,139,544 shares of its common stock for $16,370,327 in beneficial trust interests and paid cash for $4,587,841 in beneficial trust interests.  This private offering transaction was exempt from registration pursuant to Regulation S of the Securities Act.

Cover Page of Registration Statement

4.
We note that you intend to offer your securities on a continuous basis pursuant to Rule 415 of Regulation C.  As such, please check the corresponding box on the cover page of your registration statement or advise.

The Company has revised the Cover Page of the Registration Statement to reflect that it intends to offer its securities on a continuous basis pursuant to Rule 415 of Regulation C.

U.S. Securities and Exchange Commission
January 27, 2015

Cover Page of Prospectus

5.	We note that you may extend the offering for an additional 90 business days. Please revise to reflect this fact. Refer to Item 501(b)(8)(iii) of Regulation S-K for guidance.

The Company has revised the Cover Page to reflect that the Company, at its discretion, may extend the offering for an additional 90 business days.

Prospectus Summary, page 1

6.
We note your disclosure that you own 42.73% of the beneficial interests in the Trust.  Please revise your discussion of the Trust and Trust Agreement to clarify who owns the remaining beneficial interests in the Trust.  To the extent that there are any other large beneficial owners, please identify such person or entity and their corresponding ownership percentage.  Furthermore, please revise to clarify the rights associated with the ownership of a beneficial interest in the Trust.

The Company has revised the disclosure in “Prospectus Summary” (page 1) to clarify who owns the remaining beneficial interests in the Trust.  The Company further revised the disclosure to clarify the rights associated with the ownership of a beneficial interest in the Trust.

The Company also respectfully advises the Staff that there are no large beneficial owners, but the Company has identified the below certain individuals with ownership percentage greater than 1% (excluding Aina Le’a, Inc.):

Name of Individual	Ownership %
NAITO SUMIKO	2.77680%
CHUANG POON HWEI	1.68922%
YANG TZE YI STEVE	1.22064%
TAKAKURA KAZUE	1.15700%
LI MIU HAN	1.05287%

7.
Based on the disclosure as currently presented, it appears that you are obligated to make a payment of $12,000 to the investors upon the sale of a townhouse and if the townhomes remain unsold 30 months after the warranty deed is records, then a penalty fee of 1% of the original investment amount is owed.  Please clarify if you have begun making such penalty payments to any of the ULF holders at this time, the number of warranty deeds (and associated ULF holders) that have been recorded for 30 months or more, the amounts paid to date and the amounts owed as of the most reasonably practical date.

The Company respectfully advises the Staff that the amount of penalty interest paid to date totals $454,141, and the unpaid amount of penalty interest accrued as of November 30, 2014 totals $3,053,797.  The penalty interest paid to date was generated from the Regulation S Offering which took place in March 2013, whereby the Company repurchased beneficial interests from 124 beneficial interest owners (representing 394 ULFs).  The number of warranty deeds that have been recorded for 30 months or more is 851, with 731 associated ULF holders and 2,816 ULFs.

U.S. Securities and Exchange Commission
January 27, 2015

Risk Factors, page 5

Should the Company fail to meet its obligations under the ULF program, the Company will be subject to penalty interest and could be removed as the developer for the Project, page 19

8.
Risk factor disclosure should be detailed enough so that investors can appreciate the potential magnitude of the risk disclosed.  Please revise to clarify that you only own 4.15% of the land that you intend to develop.  Please also describe the limitations you have over operation of the Trust given your limited ownership in the Trust.

The Company acknowledges the Staff’s comment, and has revised the disclosure in “Risk Factors—Risks Related to ULF Financing— Should the Company fail to meet its obligations under the ULF program, the Company will be subject to penalty interest and could be removed as the developer for the Project” (page 26) as requested.

Capitalization, page 29

9.	It does not appear that the amount for Total capitalization is accurate. Please revise or advise.

The Company has revised the total Capitalization figure (page 25).

Plan of Distribution, page 32

10.	Please revise to clarify that to the extent broker-dealers participate in this offering, they may be deemed statutory underwriters.

The Company has revised the “Plan of Distribution—The Offering” (page 32) to clarify that the broker-dealers that the Company may engage in this offering may be deemed an “underwriter” within the meaning of the Securities Act and subject to the prospectus-delivery and liability provisions of the Securities Act.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

Liquidity and Capital Resources, page 37

11.
We note your response to comment 25 in our letter dated September 12, 2014 and your revisions to your filing.  In your revisions, you did not disclose maturity dates or length of financing for the $15 million revolving line of credit or the $55 million corporate bond issuance.  Please revise to disclose the maturity dates or length of financing, or confirm that this information is not yet known.

The Company respectfully advises the Staff that the $15 revolving construction loan has been reduced to $14 million.  As requested, the Company has revised the disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (page 32) to disclose the maturity dates for the $14 million revolving construction loan.  The Company has not received a commitment from the corporate bond issuance and removed the reference to it (page 32).

12.
We note your response to comment 26 in our letter dated September 12, 2014.  Please identify any of the related party transactions discussed in this section in your “Certain Relationships and Related Party Transactions” section that begins on page 58 of the prospectus.

The Company has revised the “Certain Relationships and Related Party Transactions—Related Party Transactions” (page 68) to identify related party transactions.

U.S. Securities and Exchange Commission
January 27, 2015

Principal Stockholders, page 60

13.
We note the disclosure in footnotes (1) and (2) on page 60.  Please clarify if you have included the shares subject to voting and dispositive power disclosed in the footnotes in the individual’s corresponding disclosure in the table itself.  For example, please clarify if Mr. Wessels’s tabular beneficial ownership disclosure includes the shares owned by Mr. Bernstein for which Mr. Wessels has voting and dispositive power.

The Company has revised the disclosure in the “Principal Stockholders” (page 60) to clarify that we have included the shares subject to voting and dispositive power disclosed in the footnotes in the individual’s corresponding disclosure in the table itself.

Exhibits

14.	Please file all required exhibits as promptly as possible. If you are not in a position to file your legal opinion with the next amendment, please file a draft copy as correspondence.

The Company has filed as exhibits to the Registration Statement all required exhibits.

_________________________

We thank the Staff for its courtesies.  If the Staff needs any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact the undersigned at (949) 732-6510.

Sincerely,

/s/ Raymond A. Lee

Raymond A. Lee

cc:	Robert J. Wessels, Aina Le’a, Inc.
Mark Jackson, Aina Le’a, Inc.